(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years Ended January 31, 2013 and 2012

Corporate Head Office

2300-1177 West Hastings Street
Vancouver, BC
Canada
V6E 2K3
Tel: 604-638-5817

DORATO RESOURCES INC.
(An Exploration Stage Company)

January 31, 2013 and 2012
(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF DORATO RESOURCES INC.

We have audited the accompanying consolidated financial statements of Dorato Resources Inc., which comprise the consolidated statements of financial position as at January 31, 2013 and 2012, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended January 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dorato Resources Inc. as at January 31, 2013 and 2012, and its financial performance and its cash flows for the years ended January 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that casts substantial doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, Canada
May 30, 2013

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	January 31,	January 31,
	2013	2012

ASSETS

Current
Cash and cash equivalents	$38,081	$60,151
Accounts receivable	5,633	21,569
Investment (note 6)	136,364	-
Prepaid expenses	16,776	29,063

	196,854	110,783

Property, plant and equipment (note 7)	56,547	42,851
Exploration advances	-	100,280
Interest in exploration properties (note 8)	500,000	6,309,565

	$753,401	$6,563,479

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$531,989	$611,030
Due to related parties (note 11)	691,771	460,944

	1,223,760	1,071,974

Shareholders’ equity (deficit)

Capital stock (note 9)	56,461,592	55,279,506
Share-based payment reserve (note 10)	5,871,554	5,871,554
Accumulated other comprehensive loss	(13,636)	-
Deficit	(62,789,869)	(55,659,555)

	(470,359)	5,491,505

	$753,401	$6,563,479

On behalf of the Board:

“Rowland Perkins” (signed)	Director	“Gordon Neal”(signed)	Director
Mr. Rowland Perkins		Mr. Gordon Neal

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
Years Ended January 31

	2013	2012	2011

Expenses
Depreciation	$32,936	$18,844	$21,682
Consulting fees (note 11)	150,084	425,926	2,002,486
Exploration and evaluation expenditures (notes 11 and 12)	990,110	6,601,455	9,741,264
Investor relations (note 11)	15,310	453,199	852,031
Office and miscellaneous (note 11)	96,659	292,417	343,194
Professional fees (note 11)	102,379	309,654	476,101
Property investigations	-	-	37,750
Regulatory (note 11)	48,595	40,421	108,731
Travel and promotion (note 11)	29,524	121,972	270,628
Wages and benefits	85,891	512,980	139,341
Loss (gain) on foreign exchange	119,260	381,245	(259,129)
Write-off of leasehold improvements	-	6,615	-
Write-down of interests in exploration properties (note 8)	5,459,566	7,957,496	-
Interest and other income	-	(30,553)	(5,839)

Net loss for the year	(7,130,314)	(17,091,671)	(13,728,240)

Other comprehensive loss on available-for-sale securities (note 6)	(13,636)	-	-

Comprehensive loss for the year	$(7,143,950)	$(17,091,671)	$(13,728,240)

Basic and diluted loss per share	$(0.08)	$(0.22)	$(0.20)

Basic and diluted weighted average number of common shares outstanding	85,685,846	75,840,556	69,372,422

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

			Share-based	Available-for-
	Number of	Issued Capital	Payment	Sale
	Shares	Stock	Reserve	Investment	Deficit	Total Equity

Balance, February 1, 2010	68,388,545	$49,160,012	$4,717,664	$-	$(24,839,644)	$29,038,032

Issuance of shares for cash:
Exercise of stock options	2,191,940	1,356,912	-	-	-	1,356,912
Exercise of warrants	2,327,500	1,572,875	-	-	-	1,572,875
Share issuance costs	-	(79,444)	-	-	-	(79,444)
Shares issued for mineral property interests	400,000	432,000	-	-	-	432,000
Share-based payments	-	-	2,033,490	-	-	2,033,490
Reallocation from share-based payment reserve on exercise of stock options	-	371,543	(371,543)	-	-	-
Reallocation from share-based payment reserve on exercise of warrants		525,201	(525,201)
Net loss for the year	-	-	-	-	(13,728,240)	(13,728,240)

Balance January 31, 2011	73,307,985	53,339,099	5,854,410	-	(38,567,884)	20,625,625

Issuance of shares for cash:
Exercise of stock options	270,000	155,000	-	-	-	155,000
Exercise of warrants	2,362,000	1,535,300	-	-	-	1,535,300
Shares issued for mineral property interests	700,000	150,000	-	-	-	150,000
Share-based payments	-	-	117,251	-	-	117,251
Reallocation from share-based payment reserve on exercise of stock options	-	100,107	(100,107)	-	-	-
Net loss for the year	-	-	-	-	(17,091,671)	(17,091,671)

Balance, January 31, 2012	76,639,985	55,279,506	5,871,554	-	(55,659,555)	5,491,505

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

			Share-based	Available-for-
	Number of	Issued Capital	Payment	Sale
	Shares	Stock	Reserve	Investment	Deficit	Total Equity
Balance, January 31, 2012 (brought forward)	76,639,985	$55,279,506	$5,871,554	$-	$(55,659,555)	$5,491,505

Issuance of shares for cash:
Private placement	13,190,391	1,187,135	-	-	-	1,187,135
Share issue costs	-	(5,049)	-	-	-	(5,049)
Unrealized loss on available-for-sale investment	-	-	-	(13,636)		(13,636)
Net loss for the year	-	-	-	-	(7,130,314)	(7,130,314)

Balance, January 31, 2013	89,830,376	$56,461,592	$5,871,554	$(13,636)	$(62,789,869)	$470,359

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
Years Ended January 31

	2013	2012	2011

Operating activities
Net loss for the year	$(7,130,314)	$(17,091,671)	$(13,728,240)
Add items not affecting cash
Depreciation	32,936	18,844	21,682
Share-based payments	-	117,251	2,033,490
Unrealized loss on foreign exchange	(7,668)	22,398	69,333
Investment received for exploration expenditures	(159,389)	-	-
Write-off of leasehold improvements	-	6,615	-
Write-down of interests in exploration properties	5,459,566	7,957,496	-
Changes in non-cash items
Accounts receivable	15,936	49,245	9,521
Prepaid expenses and advances	112,567	(650)	(12,569)
Accounts payable and accrued liabilities	(61,972)	284,285	(12,500)
Due to related parties	230,827	252,461	166,175
Cash used in operating activities	(1,507,511)	(8,383,726)	(11,453,108)

Investing activities
Interests on exploration properties	-	(126,576)	(273,919)
Royalty proceeds	350,000	-	-
Purchase of equipment	(46,632)	(5,920)	(11,649)
Cash provided by investing activities	303,368	(132,496)	(285,568)

Financing activities
Issuance of capital stock, net	1,187,135	1,690,300	2,929,787
Share issuance costs	(5,049)	-	(79,444)
Cash provided by financing activities	1,182,086	1,690,300	2,850,343

Effect of foreign exchange on cash	(13)	(18,646)	(75,020)

Decrease in cash and cash equivalents	(22,070)	(6,844,568)	(8,963,353)
Cash and cash equivalents, beginning of year	60,151	6,904,719	15,868,072

Cash and cash equivalents, end of year	$38,081	$60,151	$6,904,719

Supplemental cash flow information
Interest received	$-	$22,740	$5,839
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Non-cash transactions
Shares issued to acquire mineral property interests	$-	$150,000	$432,000

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. The Company is engaged in the acquisition, exploration and development of mineral properties. The Company is an exploration stage company.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several conditions cast substantial doubt on the validity of this assumption. For the year ended January 31, 2013, the Company incurred an operating loss of $7,130,314 (2012 - $17,091,671; 2011 - $13,728,240), and as at January 31, 2013 has a working capital deficiency of $1,026,906 (2012 – $961,191), an accumulated deficit of $62,789,869 (2012 - $55,659,555), limited resources, no source of operating cash flow and no assurances that sufficient funding will be available to conduct further exploration and development of its interests in exploration properties.

The Company does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities, but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its interest in exploration properties. The recoverability of amounts shown for interest in exploration properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition. The carrying values of the Company’s interest in exploration properties do not reflect current or future values.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and Interpretations issued by the IFRS Interpretations committee (“IFRICs”).

These consolidated financial statements have been prepared on a historical cost basis. In addition these consolidated financial statements have been prepared using the accrual basis of accounting.

The accounting policies set out in Note 3 have been applied consistently by the Company and its subsidiaries in preparing the consolidated financial statements for the years ended January 31, 2013, 2012 and 2011.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (cont’d…)

Approval of the financial statements

The consolidated financial statements of Dorato for the years ended January 31, 2013, 2012 and 2011 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 30, 2013.

Foreign currency translation

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, the Company’s functional currency. The financial statements of the subsidiaries have the same functional currency as that of the Company. Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

i)	Monetary assets and liabilities, at the rate of exchange in effect as at the consolidated statement of financial position date;

ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

iii)	Interest income and expenses (excluding depreciation, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

Use of judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting year, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following significant area:

(i)	recoverability of the carrying amount of interest in exploration properties (Note 8);

(ii)	inputs used in measuring the deferred income tax assets and liabilities (Note 13).

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (cont’d…)

Review of asset carrying values and impairment assessment

Each reporting period, assets or cash generating units are evaluated to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, an impairment test is performed and if indicated, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell or value in use.

Deferred income taxes

The determination of the Company’s tax expense or recovery for the year and deferred tax liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. Estimates of future taxable income are based on forecasted cash flows from future operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows are based on life of mine projections. To the extent that future cash flows from operations and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded on the consolidated statements of financial position could be impacted. The Company is also subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

Critical accounting judgments

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management. The following are accounting items which involve judgment:

Mineral properties

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Going concern

The preparation of these financial statements requires management to make judgments regarding its assessment of the going concern assumption as it relates to the Company. Going concern presentation of the consolidated financial statements assumes the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. Significant judgment is involved in this assessment.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (cont’d…)

Critical accounting judgments (cont’d…)

Functional currency

The functional currency of the Company and each of its subsidiaries is the Canadian dollar (“CAD”), which is the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and this is re-evaluated for each new entity or if conditions change.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (Note 16). Subsidiaries are entities over which the Company has the power to govern the financial and operating policies through share ownership and the existence of voting rights currently or potentially exercisable. Subsidiaries are fully consolidated from the date on which control is transferred. All significant intercompany balances and transactions were eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consists of cash on deposit at major financial institutions in Canada and Peru and highly liquid investments that are cashable into known amounts of cash on demand, and which are subject to insignificant credit and interest rate risk.

Investments

Investments, not including derivatives, are classified as available-for-sale, and are carried at quoted market value, where applicable, or at an estimate of fair value. Resulting unrealized gains or losses, net of applicable income taxes, are reflected in other comprehensive income, while realized gains or losses are reflected in operations.

The investments are reviewed, on an investment-by-investment basis, quarterly, to consider whether there are any conditions that may indicate that the investments are impaired. When the impairments are identified, in the Company’s assessment, the accumulated unrealized gains or losses are reflected in operations rather than in other comprehensive income. Significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Interests in exploration properties

All of the Company’s projects are currently in the exploration and evaluation phase.

(i) Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

(ii) Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, costs directly related to the acquisition of interests in exploration properties are capitalized, on an area-of-interest basis. Subsequently the mineral property rights are carried at cost, less any impairment, until such time as the assets are substantially ready for their intended use or sale, being commercial production at operating levels intended by management.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Interests in exploration properties (cont’d…)

Exploration expenditures incurred during the exploration and evaluation phase are expensed as incurred and included in profit or loss.

The Company assesses interests in exploration properties for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mine development costs”. Interests in exploration properties are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to property carrying values. Interest in exploration properties are classified as intangible assets.

Property, plant and equipment

(i) Recognition and measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land, which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(ii) Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-today servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Major maintenance and repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

(iv) Gains and losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized in profit or loss.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…) Property, plant and equipment (cont’d…) (v) Depreciation

Depreciation is recognized in profit or loss on a declining-balance basis at the following annual rates:

Computer equipment	-	25% - 30%
Office equipment	-	10% - 25%
Leasehold improvements	-	straight-line over the lease term

Additions during the year are depreciated at one-half the annual rates.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Impairment of long-lived assets

Non-current assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent the carrying amount exceeds the recoverable amount.

The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

Provisions for environmental rehabilitation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate. The liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and discounted at a pre-tax rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. Significant judgments and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income taxes

The Company uses the balance sheet method of accounting for income taxes. Under the balance sheet method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets also result from unused loss carry-forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Capital stock

The proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option and warrant enabled the holder to purchase a share in the Company. Commissions paid to underwriters, and other related share issue costs, such as legal, auditing and printing, on the issue of the Company’s shares are charged directly to capital stock. Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares were concluded.

Valuation of equity units issued in private placements

The Company has adopted the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more readily determinable component based on fair value and then the residual value, to the remaining component.

Share-based payments

The Company has a stock option plan that is described in Note 10. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as capital stock and the related share-based payments reserve is transferred to capital stock.

Earnings (loss) per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments

Financial assets and liabilities are initially recognized at fair value on settlement date and are subsequently measured based on their classification. Regular purchases and sales of financial instruments are recognized at trade date.

(i) Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method, less any impairment. Loans and receivables are comprised of accounts receivable.

Held-to-maturity investments

Held-to-maturity investments are measured at amortized cost using the effective interest rate method. Transaction costs are added and amortized over the life of the financial instrument on an effective yield basis.

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income and classified as a component of equity. AFS are comprised of an investment in shares of an actively traded security.

Management assesses the carrying value of AFS financial assets for objective evidence that impairment exists each reporting period and any impairment charges are recognized in profit or loss. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in accumulated other comprehensive income are included in profit and loss.

(ii) Financial liabilities

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include accounts payable and accrued liabilities and due to related parties.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

4.	CHANGES IN ACCOUNTING STANDARDS

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements:

Accounting Standards Issued and Effective for Years Beginning on or After July 1, 2012:

IAS 1 Presentation of Financial Statements (Amendment) is an amendment that requires components of other comprehensive income (OCI) to be separately presented between those that may be reclassified to income and those that will not.

Accounting Standards Issued and Effective for Years Beginning on or After January 1, 2013:

IAS 19 Employee Benefits (2011) is an amended version with revised requirements for pensions and other post- retirement benefits, termination benefits and other changes.

Disclosures — Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) amends the disclosure requirements in IFRS 7 Financial Instruments: Disclosures to require information about all recognized financial instruments that are set-off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation.

The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard:

i.	requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements

ii.	defines the principle of control, and establishes control as the basis for consolidation

iii.	sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee

iv.	sets out the accounting requirements for the preparation of consolidated financial statements.

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.

Joint arrangements are either joint operations or joint ventures:

  A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint operators recognize their assets, liabilities, revenue and expenses in relation to its interest in a joint operation (including their share of any such items arising jointly)

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

4.	CHANGES IN ACCOUNTING STANDARDS (Cont’d…)
  A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (joint venturers) have rights to the net assets of the arrangement. A joint venture applies the equity method of accounting for its investment in a joint venture in accordance with IAS 28 Investments in Associates and Joint Ventures (2011). Unlike IAS 31, the use of “proportionate consolidation” to account for joint ventures is not permitted.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realisable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

IAS 27 Separate Financial Statements has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements.

IAS 28 Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture).

Annual Improvements 2009-2011 Cycle

Makes amendments to the following standards:

  IFRS 1 — Permit the repeated application of IFRS 1, borrowing costs on certain qualifying assets
  IAS 1 — Clarification of the requirements for comparative information
  IAS 16 — Classification of servicing equipment
  IAS 32 — Clarify that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 Income Taxes
  IAS 34 — Clarify interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 Operating Segments

Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance amends IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities to provide additional transition relief by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

4.	CHANGES IN ACCOUNTING STANDARDS (Cont’d…)

Accounting Standards Issued and Effective for Years Beginning on or After January 1, 2015:

IFRS 9 Financial Instruments (2010) is a revised version incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39

Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss.

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The carrying values of accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the expected short-term maturity of these financial instruments. Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument.

IFRS 7 Financial instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such input exists. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table sets forth the Company’s significant financial assets measured at fair value by level within the fair value hierarchy.

January 31, 2013	Level 1	Level 2		Level 3	Total

Cash and cash equivalents	$38,081	$-	$	- $	38,081
Investment	136,364	-		-	136,364

January 31, 2012	Level 1	Level 2		Level 3	Total

Cash and cash equivalents	$60,151	$-	$	- $	60,151
Investment	-	-		-	-

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d…)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

a)	Credit risk

In respect to accounts receivable, the Company is not exposed to significant credit risk, as the majority are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents, as all amounts are held at a single major Canadian financial institution and a major Peruvian financial institution. The Company’s concentration of credit risk and maximum exposure thereto in Canada follows. Similar risk in Peru is considered not significant.

Cash and equivalents	January 31, 2013	January 31, 2012

Held at a major Canadian financial institution	$37,703	$59,865
Peruvian financial institution	378	286
	$38,081	$60,151

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment- grade ratings by a primary ratings agency.

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they are due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements but at January 31, 2013, the cash and cash equivalents balance of $38,081 is insufficient to meet the Company’s needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2014.

Liabilities as at January 31, 2013 were as follows:

	0 to 3	3 to 6	6 to 12
Due in	months	months	months	Total

Accounts payable and accrued liabilities	$531,989	$-	$-	$531,989
Due to related parties	691,771	-	-	691,771
	$1,223,760	$-	$-	$1,223,760

Liabilities as at January 31, 2012 were as follows:

	0 to 3	3 to 6	6 to 12
Due in	months	months	months	Total

Accounts payable and accrued liabilities	$611,030	$-	$-	$611,030
Due to related parties	460,944	-	-	460,944
	$1,071,974	$-	$-	$1,071,974

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d…)

	c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

		i.	Interest rate risk

Interest rate risk consists of the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The interest income earned on cash is minimal; therefore, the Company is not subject to interest rate risk.

		ii.	Foreign currency risk

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”) and Peruvian soles (“soles”)). The Company has net monetary assets of $14,600 denominated in USD and net monetary liabilities of $274,000 denominated in soles. For the year ended January 31, 2013, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in USD by 5% will increase or decrease net loss by approximetely $800 and a change in the absolute rate of exchange in soles by 7% will increase or decrease net loss by approximately $19,000. There will be no impact on other comprehensive loss. The Company has not entered into any foreign currency contracts to mitigate this risk.

		iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company’s investments are carried at market value and are, therefore, directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 1% change in market prices would change the value of the investment by approximately $1,500.

6.	INVESTMENT

All investments in shares are classified as available-for-sale under the financial instruments classification.

During the year ended January 31, 2013, the Company acquired 681,818 common shares of Indico Resources Ltd. for a total cost of $150,000. Impairment losses as at January 31, 2013 on the investment amounted to $13,636.

Subsequent to the year-end, the market value of the above-mentioned shares has declined to $0.085 per share for a total value of $57,955.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

7.	PROPERTY, PLANT AND EQUIPMENT

	Computer	Office	Leasehold
	equipment	equipment	improvements	Total
Cost
Balance at January 31, 2011	$35,293	$57,744	$17,061	$110,098
Additions	5,920	-	-	5,920
Disposals	-	-	(17,061)	(17,061)
Balance at January 31, 2012	41,213	57,744	-	98,957
Additions	-	46,632	-	46,632
Balance at January 31, 2013	$41,213	$104,376	$-	$145,589
Depreciation and impairment losses
Balance at January 31, 2011	$(15,378)	$(22,580)	$(9,749)	$(47,707)
Depreciation for the year	(9,341)	(8,807)	(697)	(18,845)
Impairment loss	-	-	(6,615)	(6,615)
Disposals	-	-	17,061	17,061
Balance at January 31, 2012	(24,719)	(31,387)	-	(56,106)
Depreciation for the year	(5,109)	(27,827)	-	(32,936)
Balance at January 31, 2013	$(29,828)	$(59,214)	$-	$(89,042)
Carrying amounts
At January 31, 2012	$16,494	$26,357	$-	$42,851
At January 31, 2013	$11,385	$45,162	$-	$56,547

8.	INTEREST IN EXPLORATION PROPERTIES

	Central Zone	North Zone	South Zone	Total
Balance, January 31, 2011	$10,033,822	$2,155,729	$1,800,934	$13,990,485
Acquisition costs
Cash payments	-	77,506	49,070	126,576
Common shares issued	9,000	141,000	-	150,000
Write-off	(7,957,496)	-	-	(7,957,496)
Balance, January 31, 2012	2,085,326	2,374,235	1,850,004	6,309,565
Proceeds on sale of 2% NSR	-	(350,000)	-	(350,000)
Write-down	(1,918,660)	(1,857,568)	(1,683,337)	(5,459,565)
Balance, January 31, 2013	$166,666	$166,667	$166,667	$500,000

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

8.	INTEREST IN EXPLORATION PROPERTIES (cont’d...)

The Company’s exploration activities currently focus on three distinct geological areas shown above (Central Zone, North Zone and South Zone) comprised of various mineral claims blocks acquired through the under-noted option agreements. These individual option agreements can relate to mineral claims included in more than one geological area and are identified below.

Property acquisitions

During the year ended January 31, 2008, the Company entered into five option agreements (Vicmarama Property, Maravilla Property, Lahaina 1 Property, Lahaina 2 Property and Afrodita Property) to earn a 100% interest in certain mineral mining concessions located in Peru (the “Mineral Claims”), for which Canadian regulatory approval was received on April 24, 2008. Although the commercial terms of all the undernoted option agreements have now been completed, none of the options have been exercised. During the years ended January 31, 2011 and 2010, the Company entered into additional option agreements (David Property, Marita Property and Cangaza Property) for which Canadian regulatory approval was also received. Peruvian government approval (Supreme Decree) is required for the exercise of the undernoted option agreements, and is in the process of being obtained.

i)	Vicmarama Property

On October 18, 2007, the Company acquired an option to earn a 100% interest in consideration for 750,000 common shares (issued) and US$250,000 (paid). The claims are included in the Central Zone, North Zone and South Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized to date have been written-down.

ii)	Maravilla Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 1,250,000 common shares (issued) and US$300,000 (paid). The claims are included in the Central Zone, North Zone and South Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized to date have been written-down.

iii)	Lahaina 1 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 3,400,000 common shares (issued) and US$270,000 (paid). The claims are included in the Central Zone and North Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized to date have been written-down.

iv)	Lahaina 2 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 1,500,000 common shares (issued) and US$400,000 (paid). The claims are included in the North Zone and South Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized to date have been written-down.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

8.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

	v)	Afrodita Property

On October 18, 2007, the Company entered into an agreement with the shareholders of Compania Minera Afrodita S.A.C., a company registered in Lima, Peru, which owns certain mining concessions in the area of the claims. Under the terms of the agreement, the Company was granted the option to purchase all of the shares of Afrodita (“Afrodita’) in return for the issuance of 3,000,000 common shares (issued) and the payment of US$8,000,000 over 36 months following October 18, 2007 (US$2,000,000 paid). On October 17, 2008, the Company amended the original option agreement. Under the Amended Agreement, the Company paid a total of US$3,000,000 and issued a total of 8,600,000 common shares. These concessions are all within the Central Zone.

On April 30, 2012, the Company terminated the option agreement and therefore at January 31, 2012, the interests in Afrodita were written-off.

	vi)	David Property

On June 5, 2009, the Company entered into an option to earn a 100% interest in the David Property. In order to earn a 100% interest, the Company paid US$66,031 plus additional consideration of US$5,000 on exercise of the option. These claims are included in South Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized to date have been written-down.

	vii)	Marita Property

On June 11, 2010, the Company entered into an option to earn a 100% interest in the Marita Property. Under the terms of the option agreement, the Company agreed to pay US$200,000 (paid) within 10 days of TSX Venture Exchange (“TSXV”) approval (approved on June 15, 2010) and issued 50,000 common shares on July 25, 2011 (issued); and agreed to issue 200,000 common shares on or before June 15, 2012 (not issued) and 750,000 common shares on or before June 15, 2013. The claims are included in the Central Zone.

During the year ended January 31, 2013, the Company decided not to issue the shares, thereby terminating the option agreement. The interests in this property were written-down.

	viii)	Cangaza Property

On July 7, 2010, the Company signed an option agreement to acquire the Cangaza Property. In order to earn a 100% interest, the Company is required to pay cumulative cash payments of US$150,000 over a period of 12 months and issue 1,050,000 common shares over a period of 18 months as follows:

	Cash Payments			Common shares

July 13, 2010	US$	30,000	(paid)
August 13, 2010				200,000	(issued)
On or before October 13, 2010	US$	40,000	(paid)
On or before November 13, 2010				200,000	(issued)
On or before April 13, 2011	US$	40,000	(paid)	200,000	(issued)
On or before July 13, 2011	US$	40,000	(paid)	200,000	(issued)
On or before January 13, 2012				250,000	(issued)
	US$	150,000		1,050,000

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

8.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

	viii)	Cangaza Property (cont’d...)

The claims are included in the North Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized to date have been written-down.

	ix)	Deborah Gold Property

On September 16, 2011, the Company signed an option agreement with Sociedad Minera de Responsabilidad Limitada La Luminose de Cajamarca (“Luminosa”) to acquire the Deborah Gold Property. In order to earn a 100% interest, the Company is required to make cumulative cash payments of US$6,000,000 over a minimum of five years. The material terms are as follows:

	Cash Payments

September 16 (effective date)	US$	50,000	(paid)
On commencing drill testing (“drill date”)	US$	200,000
One year anniversary of drill date	US$	400,000
Two year anniversary of drill date	US$	600,000
Three year anniversary of drill date	US$	900,000
Four year anniversary of drill date	US$	1,200,000
Five year anniversary of drill date	US$	2,650,000
	US$	6,000,000

In addition, a royalty of US$4.00 per ounce of gold produced is payable to the underlying vendors up to a maximum of US$2,000,000. There was no finder’s fee paid by the Company in connection with the option agreement.

The claims are included in the South Zone.

Royalty option agreement

On June 22, 2012 the Company entered into a Royalty Purchase Agreement with Franco-Nevada Corporation (“Franco”) whereby Franco has been granted a 2% net smelter return on the Company’s mineral properties in Peru in consideration of $350,000 in cash (received). This Agreement replaces the Royalty Option Agreement between the parties dated July 18, 2008 and amended March 30, 2009 which the parties mutually agreed to terminate.

Acquisitions

The acquisition of title to exploration properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to exploration properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

8.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

Environmental expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against profit or loss over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any asset retirement obligations as of January 31, 2013 and 2012.

9.	CAPITAL STOCK

Authorized

An unlimited number of common shares without par value.

Share issuances

During the year ended January 31, 2013, the Company:

i)	Issued 13,190,391 shares at $0.09 per share for gross proceeds of $1,187,135. Finders’ fees of $5,049 were paid to certain finders for part of the private placement.

During the year ended January 31, 2012, the Company:

ii)	Issued 270,000 common shares pursuant to the exercise of stock options for total proceeds of $155,000 and transferred related share-based payment reserve of $100,107 to capital stock.

iii)	Issued 2,362,000 common shares pursuant to the exercise of warrants for total proceeds of $1,535,300.

iv)	Issued 700,000 common shares valued between $0.06 and $0.45 per share for exploration properties (notes 7(vii) and (viii).

10.	SHARE-BASED PAYMENT RESERVE

Stock options

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the Plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of five years and periods of vesting are determined by the Board of Directors.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

10.	SHARE-BASED PAYMENT RESERVE (cont’d…)

A summary of the status of the stock option plan as of January 31, 2013 and 2011 and changes is presented below:

	Period Ended		Year Ended
	January 31, 2013		January 31, 2012
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Options outstanding, beginning of year	2,597,500	$1.03	7,212,885	$0.89
Granted	-	$-	-	$-
Exercised	-	$-	(270,000)	$0.57
Cancelled/Expired	(2,597,500)	$1.03	(4,345,385)	$0.84
Options outstanding, end of year	-	$-	2,597,500	$1.03

The weighted average remaining life of options outstanding at January 31, 2012 was 0.63 year.

Stock options outstanding are as follows:

	January 31, 2013			January 31, 2012
	Exercise	Number of		Exercise	Number of
Expiry Date	Price	Options	Exercisable	Price	Options	Exercisable
May 27, 2012	-	-	-	$0.85	1,352,500	1,352,500
November 3, 2012	-	-	-	$1.35	150,000	150,000
January 25, 2013	-	-	-	$1.20	1,095,000	1,095,000
		-	-		2,597,500	2,597,500

No stock options were granted during the years ended January 31, 2013 and 2012. Share-based payment expense of $117,251 was recorded for 200,000 options that vested during the prior year.

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	2013	2012	2011

Risk-free interest rate	N/A	N/A	1.72%
Expected life of options/warrants	N/A	N/A	2 years
Annualized volatility	N/A	N/A	111.75%
Dividend rate	N/A	N/A	0.00%
Grant date fare value	N/A	N/A	$ 0.58

Warrants

	January 31, 2013		January 31, 2012
		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price

Balance, beginning of year	-	-	12,087,589	$1.30
Exercised	-	-	(2,362,000)	$0.65
Expired	-	-	(9,725,589)	$0.65

Balance, end of year	-	-	-	-

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

11.	RELATED PARTY TRANSACTIONS AND BALANCES

During the year ended January 31, 2013, the Company entered into the following transactions with related parties:

Management compensation

a)	Paid or accrued consulting fees of $Nil (2012 - $161,200; 2011 - $297,540) to companies related to officers and directors, not including share-based payments.

b)	Paid or accrued consulting fees of $374,668 (2012 - $387,015; 2011 - $223,274) to officers and directors.

Transactions with other related parties

c)

Paid or accrued exploration expenditures of $Nil (2012 - $112,305; 2011 - $218,508), office and miscellaneous expenses of $56,049 (2012 - $139,390; 2011 - $35,401), professional fees of $28,080 (2012 - $21,840; 2011 - $Nil), regulatory expenses of $3,950 (2012 - $3,950; 2011 - $3,950), consulting fees of $2,857 (2012 - $3,000; 2011 - $138,842), travel and promotion expenses of $27,190 (2012 - $69,112; 2011 - $164,774) and investor relations expenses of $Nil (2012 - $18,270; 2011 - $9,281) to two companies with an officer and a director in common for reimbursement of expenditures.

d)	Recovered exploration expenditures of $182,575 (2012 - $Nil; 2011 - $Nil) from a company with an officer in common.

Amounts due to related parties is comprised of $487,776 (2012 - $350,271) owed to two companies with a common officer or director for reimbursement of office expenses, regulatory expenses, professional fees, travel and promotion expenses, consulting fees, investor relations and exploration expenditures; and $203,994 (2012 - $110,673) to two directors and two officers. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

12.	EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation costs incurred in the year ended January 31, 2013 were as follows:

	Central Zone	North Zone	South Zone	Total

Field expenses	$37,854	$-	$-	$37,854
Peruvian value added tax recovery	(19,633)	-	-	(19,633)
Land maintenance and tenure	49,825	-	-	49,825
Personnel	14,674	-	-	14,674
Public relations	3,056	-	-	3,056
Travel	8,963	-	-	8,963
Expenses on terminated option	895,371	-	-	895,371

Total expenditures for the year	$990,110	$-	$-	$990,110

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

12.	EXPLORATION AND EVALUATION EXPENDITURES (cont’d…)

Exploration and evaluation costs incurred in the year ended January 31, 2012 were as follows:

	Central Zone	North Zone	South Zone	Total

Field expenses	$454,292	$-	$-	$454,292
Data acquisition and analysis	3,572,843	-	-	3,572,843
Peruvian value added tax	90,356	-	-	90,356
Land maintenance and tenure	294,333	-	-	294,333
Personnel	1,550,529	-	-	1,550,529
Public relations	436,298	-	-	436,298
Survey and mapping	21,962	-	-	21,962
Travel	180,842	-	-	180,842

Total expenditures for the year	$6,601,455	$-	$-	$6,601,455

Exploration and evaluation costs incurred in the year ended January 31, 2011 were as follows:

	Central Zone	North Zone	South Zone	Total

Field expenses	$1,628,007	$-	$-	$1,628,007
Data acquisition and analysis	1,886,675	-	-	1,886,675
Peruvian value added tax	159,600	-	-	159,600
Land maintenance and tenure	130,216	52,229	58,100	240,545
Personnel	3,042,195	-	-	3,042,195
Public relations	390,198	-	-	390,198
Survey and mapping	249,251	231,550	307,044	787,845
Travel	1,606,199	-	-	1,606,199

Total expenditures for the year	$9,092,341	$283,779	$365,144	$9,741,264

13.	INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates of 25.08% (2012 – 26.38%; 2011 – 28.33%) with the reported taxes is as follows for the years ended January 31:

	2013	2012	2011

Loss before income tax	$(7,130,314)	$(17,091,671)	$(13,728,240)
Canadian statutory rate	25.08%	26.38%	28.33%
Expected income tax recovery	(1,806,377)	(4,508,346)	(3,889,406)
Difference in foreign tax rates	(45,780)	(33,734)	(12,478)
Share issue costs	844	(3,221)	(27,634)
Other temporary differences	(359,956)	1,981,440	(119,269)
Permanent differences	-	32,676	398,229
Reduction in deferred income taxes resulting from statutory rate reduction	(54,261)	(93,077)	74,219
Tax effect of foreign exchange on assets and liabilities	(1,760)	(157,989)	103,715
Unused tax losses and tax offsets not recognized as deferred tax asset	2,267,290	2,782,251	3,472,624
	$-	$-	$-

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

13.	INCOME TAXES (cont’d…)

Effective January 1, 2012, the Canadian federal corporate tax rate decreased from 16.5% to 15% and the British Columbia provincial tax decreased from 10.5% to 10.0%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 26.38% to 25.08%.

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. The balance of tax assets resulting from the Company’s unrecognized deductible temporary differences and unused tax losses consist of the following amounts:

	2013	2012
Carrying value less than income tax basis of interest in exploration properties	$28,785,000	$27,418,000
Carrying value less than income tax basis of fixed assets	71,000	49,000
Non-capital losses carried forward	15,797,000	8,588,000
Share issuance costs	246,000	475,000
	$44,899,000	$36,530,000

The deductible temporary differences do not expire and the tax losses expire as follows:

Available to	Canada	Foreign	Total

2014	$-	$126,000	$126,000
2015	-	272,000	272,000
2016	-	749,000	749,000
2017	-	931,000	931,000
2018	-	1,061,000	1,061,000
2027	50,000	-	50,000
2028	150,000	-	150,000
2029	871,000	-	871,000
2030	1,899,000	-	1,899,000
2031	2,229,000	-	2,229,000
2032	1,311,000	-	1,311,000
2033	5,946,000	-	5,946,000
	$12,456,000	$3,139,000	$15,595,000

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

14.	SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of exploration properties. Geographic information is as follows:

	January 31, 2013			January 31, 2012
	Canada	Peru	Total	Canada	Peru	Total

Cash	$37,703	$378	$38,081	$59,865	$286	$60,151
Interest in exploration properties	-	500,000	500,000	-	6,309,565	6,309,565
Investment	136,364	-	136,364	-	-	-
Other assets	35,296	43,660	78,956	168,795	24,968	193,763
Total assets	$209,363	$544,038	$753,401	$228,660	$6,334,819	$6,563,479

15.	CAPITAL MANAGEMENT

The Company manages its capital structure, being its capital stock, and makes adjustments to it based on the funds available to the Company in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and needs to raise additional funds. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company’s approach to capital management during the year ended January 31, 2013. The Company is not subject to externally imposed capital requirements.

16.	SUBSIDIARIES

The significant subsidiaries of Dorato Resources Inc. are:

Dorato’s effective
	Country of	Principal	interest for
	Incorporation	Activity	2013 and 2012

Dorato Peru S.A.C.	Peru	Mining company	100%
Compania Minera la Luminosa S.A.C.	Peru	Holding company	99% (2011 – nil)